UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

AKCEA THERAPEUTICS, INC.

(Name of Subject Company (Issuer))

AVALANCHE MERGER SUB, INC.

a wholly owned subsidiary of

IONIS PHARMACEUTICALS, INC.

(Names of Filing Persons (Offeror))

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

00972L 107

(Cusip Number of Class of Securities)

Brett Monia

Chief Executive Officer

Ionis Pharmaceuticals, Inc.

2855 Gazelle Court

Carlsbad, CA 92010

(760) 931-9200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With copies to:

Graham Robinson

Laura Knoll

Skadden, Arps, Slate, Meagher & Flom LLP

500 Boylston Street

Boston, MA 02116

(617) 573-4850

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
N/A	N/A

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of the tender offer.

☐

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☒	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

This filing relates solely to preliminary communications made before the commencement of a tender offer by Avalanche Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Ionis Pharmaceuticals, Inc., a Delaware corporation (“Ionis”), to acquire all of the outstanding shares of common stock of Akcea Therapeutics, Inc., a Delaware corporation (“Akcea”), at a price of $18.15 per share, net to the seller in cash, without interest, pursuant to an Agreement and Plan of Merger, dated August 30, 2020, among Akcea, Ionis and Purchaser.

Notice to Investors and Security Holders

The tender offer referred to in this filing and related exhibits has not yet commenced. The description contained in this filing and related exhibits is neither an offer to purchase nor a solicitation of an offer to sell any securities, nor is it a substitute for the tender offer materials that Ionis will file with the Securities and Exchange Commission (the “SEC”). The solicitation and offer to buy shares of Akcea common stock will only be made pursuant to an offer to purchase and related tender offer materials. At the time the tender offer is commenced, Ionis will file a tender offer statement on Schedule TO and thereafter Akcea will file a solicitation/recommendation statement on Schedule 14D-9 with the SEC with respect to the Offer. THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 WILL CONTAIN IMPORTANT INFORMATION. AKCEA SHAREHOLDERS ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES. The offer to purchase, the related letter of transmittal and the solicitation/recommendation statement will be made available free of charge at the SEC’s website at www.sec.gov. Additional copies may be obtained for free by contacting Ionis or Akcea, as applicable. Copies of the documents filed with the SEC by Ionis will be available free of charge on Ionis’ internet website at https://ir.ionispharma.com/financial-information/sec-filings or by contacting Ionis’ investor relations contact at (760) 603-2681. Copies of the documents filed with the SEC by Akcea will be available free of charge on Akcea’s internet website at https://ir.akceatx.com/ or by contacting Akcea’s investor relations contact at (617) 841-9535.

In addition to the offer to purchase, the related letter of transmittal and certain other tender offer documents to be filed by Ionis, as well as the solicitation/recommendation statement to be filed by Akcea, Ionis and Akcea will also file quarterly and current reports with the SEC. Ionis’ and Akcea’s filings with the SEC are available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

Forward-Looking Statements

Ionis Pharmaceuticals, Inc. assumes no obligation to update forward-looking statements contained in this filing and related exhibits as a result of new information or future events or developments except as required by law. This communication includes forward-looking statements regarding the business of Ionis Pharmaceuticals, Inc., including the business of Akcea Therapeutics, Inc. Ionis’ majority owned affiliate, and the proposed acquisition of Akcea that are subject to risks and uncertainties that could cause actual results to differ materially from those expressly or implied by such statements. Any statement describing Ionis’ goals, expectations, financial or other projections, intentions or beliefs is a forward-looking statement and should be considered an at-risk statement. Such statements are subject to certain risks and uncertainties, particularly those inherent in the process of discovering, developing and commercializing drugs that are safe and effective for use as human therapeutics, and in the endeavor of building a business around such drugs. Risks and uncertainties also include, among other things, risks related to the satisfaction or waiver of the conditions to closing the proposed acquisition in the anticipated timeframe or at all, including uncertainties as to how many of Akcea’s stockholders will tender their Shares in the tender offer and the possibility that the acquisition does not close; disruption from the transaction making it more difficult to maintain business and operational relationships; risks that anticipated synergies will not be realized or may be delayed; and the magnitude of transaction costs. Ionis’ forward-looking statements also involve assumptions that, if they never materialize or prove correct, could cause its results to differ materially from those expressed or implied by such forward-looking statements. Although Ionis’ forward-looking statements reflect the good faith judgment of its management, these statements are based only on facts and factors currently known by Ionis. In particular, we caution you that our forward-looking statements are subject to the ongoing and developing circumstances related to the COVID-19 pandemic, which may have a material adverse effect on our business, operations and future financial results. As a result, you are cautioned not to rely on these forward-looking statements. These and other risks concerning Ionis’ programs are described in additional detail in Ionis’ quarterly reports on Form 10-Q and annual reports on Form 10-K, which are on file with the SEC. Copies of these and other documents are available from Ionis.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Joint Press Release, dated August 31, 2020 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Ionis with the Securities and Exchange Commission on August 31, 2020).

99.2	Ionis Employee FAQ, dated August 31, 2020.

99.3	Ionis Investor Talking Points, dated August 31, 2020.

99.4	Ionis “bpm Update” transcript, for information session published on the Ionis intranet on August 31, 2020.

99.5	Ionis Social Media Content, published on August 31, 2020.